Exhibit (c)(vi)
AUDITOR-GENERAL’S REPORT
FINANCIAL AUDITS
Volume Four 2009

The Legislative Assembly	The Legislative Council
Parliament House	Parliament House
Sydney NSW 2000	Sydney NSW 2000
Pursuant to section 52A of the Public Finance and Audit Act 1983, I present Volume Four of my 2009 Report.
Peter Achterstraat
Auditor-General
Sydney
October 2009

Contents

Significant Matters	3
Audit Result	3
Financial Analysis	4
Analysis of Variations to the Budget Presented to Parliament	5
Compliance With The Fiscal Responsibility Act 2005	5
Governance Arrangements for the General Government and Total State Sector Accounts	5
State Plan	6
Agency Amalgamations	6
Legal Opinions Provided by the Attorney General or Crown Solicitor	7
Audit Result	9
Introduction	9
The General Government Sector and Total State Sector	9
Audit Opinion	10
Other Significant Issues	10
Preparation of the Financial Statements	12
Financial Analysis	13
Introduction	13
Requirements of AASB 1049	13
Financial Information — Operating Statements	14
Net Operating Balance (Budget Result for the General Government Sector)	15
Revenues	15
Expenses	18
Financial Information — Balance Sheets	20
The Net Operating Balance previously referred to as The Budget Result	24
Introduction	24
Budget Result — Variance to Original Budget (June 2008)	24
Budget Result — Variance to Revised Budget	26
Mini-Budget Measures	27
Changes to the 2007-08 Budget Result	30
Compliance with Fiscal Responsibility Act 2005	31
Introduction	31
Long Term Measures	32
Governance Arrangements	35
Background	35
Fraud in the Public Sector	35

Auditor-General’s Report to Parliament 2009 Volume Four	1

Contents

Reporting of the State’s Performance	37
Introduction	37
2007-08 Verification of the State Plan	37
Parliamentary Accounts Committee Review	38
2008-09 Review of the State Plan	38
Agency Amalgamations	40
Appendix A: Legal Opinions Provided by the Attorney General or Crown Solicitor	41

2	Auditor-General’s Report to Parliament 2009 Volume Four

Significant Matters
This report includes:
▪	audit results for the Total State Sector Accounts

▪	financial analysis of the New South Wales General Government and Total State Sectors

▪	analysis of variances to budgetary information presented to Parliament

▪	analysis of compliance with the Fiscal Responsibility Act, 2005

▪	comments on governance arrangements for the General Government and Total State Sector

▪	comments on the State Plan

▪	comments on planned agency amalgamations

▪	legal opinions provided by the Attorney General and Crown Solicitor.
AUDIT RESULT
The audit of the Total State Sector Accounts for the year ended 30 June 2009 resulted in a qualified Independent Auditor’s Report.
The Report was qualified because:
▪	The State has not recognised land under roads acquired prior to 1 July 2008 in the Total State Sector Accounts on the basis that currently land under roads cannot be reliably measured. In my opinion, land under roads can be reliably measured and should be recognised in the Total State Sector Accounts in accordance with AASB 1049 ‘Whole of Government and General Government Sector Financial Reporting’. The Roads and Traffic Authority recognises land under roads at a value of $37.3 billion.

▪	I was unable to obtain all information I required to form an opinion on the value of Crown Reserves that should be recorded as land. My audit report for the year ended 30 June 2008 referred to the same matter.
I also included an emphasis of matter relating to significant uncertainty regarding an objection to a taxation assessment of $424 million ($259 million of duty and $165 million of interest) recorded as revenue in 2006-07. Interest on the assessed amount increased by a further $41.0 million during 2008-09 ($37.0 million in 2007-08). The matter is subject to appeal in the Supreme Court and is currently in the legal discovery phase. Until this matter is resolved, the ultimate outcome and its impact on the Net Operating Balance (Budget Result for the General Government Sector) cannot be determined.
Credit Rating
On 16 June 2009, Standard and Poor’s revised its AAA negative outlook rating of the State of New South Wales and New South Wales Treasury Corporation to AAA stable. This reflected a reassessment of the State’s fiscal flexibility, in particular its commitment to improve budgetary performance.
Standard and Poor’s indicated the following events could lead to a reassessment of the rating:
▪	materially stepping back from the privatisation process of electricity retail assets

▪	materially failing to deliver on proposed savings measures

▪	material new policies in the lead-up to the March 2011 election.
In January 2009, Moody’s Investors Service affirmed the State of New South Wales’ Aaa rating with a stable outlook.

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Significant Matters
Transfer of State Assets to Reserve Trusts
I recommend that assets transferred to reserve trusts under the control of the New South Wales Government be recognised within the Total State Sector’s financial report.
Currently, there is limited accountability or transparency when assets and related transactions are transferred to reserve trusts.
During 2008-09, a State owned building valued at $56.2 million was transferred to the ‘Lands Building Reserve Trust’. This effectively removed the asset from the State’s balance sheet.
Amendments to the Public Authorities (Financial Arrangements) Act 1987
I recommend that the Treasurer present to the next sitting of Parliament amendments to the Public Authorities (Financial Arrangements) Act 1987 (PAFA Act).
In 2006, I informed Treasury that some of the advice in TC06/17 ‘Consequences of New Employment Arrangements — Other Taxation, Administrative and Operational Issues’ is inconsistent with the provisions in the PAFA Act. To correct this, Treasury said they would change the PAFA Act but so far the Treasurer has not presented an amending Act to Parliament.
There have been unreasonable delays in resolving this issue and it is probable that some agencies are breaching the PAFA Act because they are relying on the incorrect advice in TC06/17.
Quality of Financial Reporting
I recommend the Treasury develop and implement procedures to improve the quality, reliability and timeliness of financial reporting of the New South Wales public sector.
Twelve of the 24 largest agencies’ financial reports submitted for audit contained significant errors in the current year’s financial information, while 5 included significant errors in the prior years’ financial information.
This delayed and increased the costs of preparing and auditing these financial reports. To address this issue financial reports should be prepared periodically throughout the year (i.e. at 31 December and 31 March) using full accrual accounting.
FINANCIAL ANALYSIS
I have analysed trends in assets, liabilities, revenues and expenses with particular focus on changes in State’s revenue sources.

4	Auditor-General’s Report to Parliament 2009 Volume Four

Significant Matters
ANALYSIS OF VARIATIONS TO THE BUDGET PRESENTED TO PARLIAMENT
I have analysed variations to both the original budget presented to Parliament in June 2008 and the revised budget presented as part of the 2009-10 Budget Papers in June 2009. I have analysed a number of measures implemented as a result of the mini-budget in November 2008. In most cases, the measures have provided savings or increased revenues.
I recommend that the reasons for significant and consistent budget overruns be resolved with the respective agencies to avoid the overruns occurring in the future.
I note that significant and consistent overruns of budgeted expenditure have occurred at a number of large agencies.
COMPLIANCE WITH THE FISCAL RESPONSIBILITY ACT 2005
I recommend the Government seek amendments to the Fiscal Responsibility Act 2005 to provide targets and priorities within the control of Government.
I reviewed the Government’s progress towards meeting targets included in the Fiscal Responsibility Act 2005. The analysis demonstrates the Government is unlikely to meet the medium and long term targets relating to Net Debt due to the level of borrowing required to fund capital programs of the General Government Sector.
Current indications are that the target relating to Net Financial Liabilities may not be met largely due to the impact of changes in the discount rates used in valuing the State’s unfunded superannuation obligations and movements in the value of superannuation assets. Both are outside the control of the Government.
GOVERNANCE ARRANGEMENTS FOR THE GENERAL GOVERNMENT AND TOTAL STATE SECTOR ACCOUNTS
I recommend the Treasurer establish an Audit and Risk Committee for the New South Wales General Government and Total State Sectors as a matter of urgency.
The Charter of The Treasury Audit and Risk Committee was revised to remove the Committee’s responsibilities in relation to the Total State Sector Accounts. The Treasury Executive determined that responsibility for the Total State Sector Accounts should be assumed by management.
In my view, Audit and Risk Committees should be independent of management to allow for objective consideration of governance and operational issues. The Treasury has confirmed this view in its recently released policy paper on this matter. The policy paper requires all agencies to establish and maintain an Audit and Risk Committee with an independent chair and a majority of independent members. I welcome the initiative in the policy paper which is designed to improve governance arrangements across the public sector.

Auditor-General’s Report to Parliament 2009 Volume Four	5

Significant Matters
STATE PLAN
I recommend the Government formally respond to the Public Accounts Committee’s recommendations on a timely basis.
Previous Auditor-General’s Reports to Parliament have recommended comprehensive reporting of performance indicators for the State Plan and benchmarking the State’s performance with other States.
In Volume Two 2009, I reported the 2008 State Plan Annual Report had not been released by the Government. The report was subsequently released on 12 May 2009.
In November 2008, the Public Accounts Committee tabled a report on State Plan Reporting, which included 15 recommendations. The Government advised me that it would respond to these recommendations by the end of May 2009.
The Government has advised me that a response has now been submitted. I have yet to review this response to determine the implications for my role.
I recommend the annual planning process for the NSW State Plan Annual Report establishes milestones and key contribution dates for data to be received from stake holders to allow achievement of a November tabling date.
The NSW State Plan — Revision and Annual Report for 2009 is being prepared. I understand my Office is to be engaged by the Premier to review the performance information relating to the Strengthening Business and Supporting Jobs Chapters of the plan only. This is a significant reduction when compared to the scope of work I performed last year. I understand that performance information for the remaining chapters will be reviewed by others with expertise in those areas.
As the Government has not yet engaged my office to review the performance information included in the State Plan Annual Report, I may not be in a position to conduct and complete this work by the end of November as I recommended in my last report on this matter.
AGENCY AMALGAMATIONS
I recommend that in future the Government should complete detailed assessments of the impact of planned public sector reforms (such as agency amalgamations/restructures) and fully inform relevant agencies and stakeholders prior to announcing and implementing the reforms.
On 11 June 2009, the Government announced a comprehensive reform of the public sector amalgamating 160 government agencies and offices into 13 super departments.
I understand, at the time of the announcement, little information was made available on the practical aspects of implementing this proposal.
There is still some uncertainty across parts of the Public Sector about the practical impact of the changes. However, I have been advised legislation is being drafted to address the issues that have emerged since the announcement.

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Significant Matters
LEGAL OPINIONS PROVIDED BY THE ATTORNEY GENERAL OR CROWN SOLICITOR
I have included all recent legal opinions obtained from the Attorney General or the Crown Solicitor under section 33 of the Public Finance and Audit Act 1983.
Refer to Appendix A at the end of this volume.

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Audit Result
INTRODUCTION
The Public Finance and Audit Act 1983 requires the Treasurer to prepare and submit consolidated financial statements for the New South Wales General Government and Total State Sectors to the Auditor-General by 15 September each year.
After the financial statements have been audited, the Treasurer presents them to Parliament and the Auditor-General reports the results of his audit to Parliament.
THE GENERAL GOVERNMENT SECTOR AND TOTAL STATE SECTOR
The General Government and Total State Sectors are structured as shown below:
The General Government Sector comprises those entities that provide goods and services not directly paid for by consumers (i.e. largely financed from tax revenues and Commonwealth grants). The Non-General Government Sector comprises Public Enterprises that have a market orientation, and provide goods and services such as transport, water and electricity, or participate in financial or other markets.

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Audit Result
AUDIT OPINION
I qualified my opinion on the General Government and Total State Sector Accounts for the following reasons:
Land Under Roads
As discussed in Note 1 of the Total State Sector Accounts, the State has not recognised land under roads acquired prior to 1 July 2008. The Treasury has concluded that the value of land under roads cannot currently be reliably measured and will only recognise the asset when a methodology has been developed and agreed by the Valuers-General.
In my opinion, land under roads can be reliably measured and The Treasury has not complied with AASB 1049 which requires the recognition of all land under roads at fair value.
The Roads and Traffic Authority (RTA) has recognised Land under Roads for many years and has recorded these assets at a value of $37.3 billion in its balance sheet.
Crown Reserve Trusts
I was unable to obtain all information required to form an opinion on the value of Crown Reserves that should be recorded in the Total State Sector Accounts (the Report was similarly qualified last year).
There are approximately 33,000 Crown Reserves in New South Wales. The Government is in the process of identifying and valuing Crown Reserves ‘controlled’ by the New South Wales Government that should be recognised as assets of the Government in the Total State Sector Accounts.
The Treasury has advised me that based on its preliminary assessment the total value of reserves controlled by the New South Wales Government, but not currently recognised in the Total State Sector Accounts, is between $1.0 billion and $7.0 billion. However, the total value may be greater, depending on the current valuation of the controlled assets. The New South Wales Government will recognise the value of Crown Reserves it controls in future Total State Sector Accounts once this project is complete and the value can be reliably estimated.
It has been estimated the project will require the formal identification and valuation of more than 90,000 parcels of land. Since the last reporting date, over 45,000 parcels of land have been formally identified and converted to the State’s Integrated Titling System. It is expected this work will be completed late in the 2010 calendar year.
Taxation Assessment
Without further qualification to the audit opinion, an emphasis of matter relating significant uncertainty regarding an objection to a taxation assessment has been included in my opinion on the General Government Sector’s financial reports.
In 2007, the Crown Entity recognised a one-off taxation assessment of $424 million ($259 million of duty and $165 million of interest), which has increased to $502 million with additional interest. An objection was lodged and the matter is now subject to appeal in the Supreme Court. Until this matter is resolved, the ultimate outcome and its impact on the Net Operating Balance (Budget Result for the General Government Sector) cannot be determined.
If the objection is ultimately accepted, the State will recognise a $502 million expense in both the General Government and Total State Sector Net Operating Balance (Budget Result for the General Government Sector).

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Audit Result
OTHER SIGNIFICANT ISSUES
Other significant issues I noted include:
AAA Credit Rating
On 16 June 2009, Standard and Poor’s revised its AAA negative outlook rating of the State of New South Wales and New South Wales Treasury Corporation to AAA stable. This reflected a reassessment of the State’s fiscal flexibility, in particular its commitment to improve budgetary performance.
Standard and Poor’s indicated there was a minimal tolerance at this rating level for a structural weakening in finances and the following events could lead to a reassessment of the rating:
▪	materially stepping back from the privatisation process of electricity retail assets

▪	materially failing to deliver on proposed savings measures

▪	material new policies in the lead-up to the March 2011 election.
In January 2009, Moody’s Investors Service affirmed the State of New South Wales’ Aaa rating with a stable outlook.
Sydney Water Corporation — Water Filtration Plants
The Total State Sector Accounts do not include a liability of $481 million relating to water filtration plants.
Sydney Water has agreements with the owners/operators of water filtration plants for the filtration of bulk water. The agreements are for 25 years and require Sydney Water to pay the owners a fee for the service provided. At the end of the agreement, Sydney Water has the option to extend the arrangements or to acquire the filtration plants at market value.
In my opinion, these arrangements effectively transfer substantially all the risks and benefits incidental to ownership of the plant to Sydney Water.
Sydney Water considers these agreements to be service agreements for the filtration of water. They consider the agreements do not meet the definition of a finance lease as the agreements do not convey the right for Sydney Water to use the assets.
Housing NSW — Backlog Maintenance
Housing assets are undervalued by $533 million in the Total State Sector Accounts.
Housing NSW revalued its property portfolio during the financial year ended 30 June 2009. The valuers were instructed to value the properties as though they were in ‘fair condition’. Housing NSW then reduced the value of the property portfolio and the Asset Revaluation Reserve for the amount of backlog maintenance required on the portfolio.
In my opinion, assets are understated by $533 million in both Housing NSW and the Total State Sector Accounts.
NSW Forests — Valuation of Biological Assets
The value of New South Wales Forests was reduced by $909 million at 1 July 2007 largely due to a change in the valuation method. We agree with the new method.
NSW Forests changed their method for valuing Biological Assets from a standing volume approach at current prices to a discounted cash flow model.
NSW Forests believe the discounted cash flow model more closely reflects usual market practice and provides a more accurate view of the value of the assets in terms of future revenue generation.

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Audit Result
Lifetime Care and Support Scheme — Estimate of Outstanding Claims
There is significant uncertainty in the estimate of the Scheme’s claims liability, which was $610 million at 30 June 2009.
The Lifetime Care and Support Scheme provides treatment, rehabilitation and attendant care services to people severely injured in motor accidents in New South Wales, regardless of who was at fault in the accident.
The significant uncertainty arises due to the limited claims experience available on which to base the estimate. Entitlements under the Lifetime Care and Support Scheme only commenced from 1 October 2006. This uncertainty will remain until sufficient claims experience for the Scheme becomes available.
Transfer of State Assets to Reserve Trusts
I recommend that assets transferred to reserve trusts under the control of the New South Wales Government be recognised within the Total State Sector’s financial report.
Currently, there is limited accountability or transparency when assets and related transactions are transferred to reserve trusts.
During 2008-09, a State owned building valued at $56.2 million was transferred to the ‘Lands Building Reserve Trust’. This effectively removed the asset from the State’s balance sheet.
Impact of the Carbon Pollution Reduction Scheme on Infrastructure Assets
In 2007-08, the Federal Government proposed a Carbon Pollution Reduction Scheme (Scheme), but has not yet settled how it will operate. Until this occurs, the effect of the Scheme on Energy Generation assets cannot be determined and has not been taken into account when applying the requirements of Accounting Standard AASB 136 ‘Impairment of Assets’.
Amendments to the Public Authorities (Financial Arrangements) Act 1987
I recommend that the Treasurer present to the next sitting of Parliament amendments to the Public Authorities (Financial Arrangements) Act 1987 (PAFA Act).
In 2006, I informed Treasury that some of the advice in TC06/17 ‘Consequences of New Employment Arrangements — Other Taxation, Administrative and Operational Issues’ is inconsistent with the provisions in the PAFA Act. To correct this, Treasury said they would change the PAFA Act but so far the Treasurer has not presented an amending Act to Parliament.
There have been unreasonable delays in resolving this issue and it is probable that some agencies are breaching the PAFA Act because they are relying on the incorrect advice in TC06/17.

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Audit Result
PREPARATION OF THE FINANCIAL STATEMENTS
The Treasury is responsible for preparing the consolidated financial report of the General Government and Total State Sectors. The financial report comprises 138 agencies that are controlled by the State with total net assets of $136 billion. A further 36 agencies with net assets amounting to $468 million are not consolidated as they not considered material for reporting purposes.
The accuracy of the General Government and Total State Sector Accounts is largely dependent on the quality of accounting information provided by agencies.
Quality of Financial Reports
I recommend the Treasury develop and implement procedures to improve the quality, reliability and timeliness of financial reporting of the New South Wales public sector.
Twelve of the 24 largest agencies’ financial reports submitted for audit contained significant errors in the current year’s financial information, while five included significant errors in the prior years’ financial information.

	Errors	Error	Errors	Total Errors
	$20 - $50	$50 - $100	>$100	>$20
	million	million	million	million
Largest 24 Agencies	12	4	9	25
Other Agencies	4	2	1	7
Total	16	6	10	32
Of the 32 individual errors over $20.0 million, 22 were corrected in the financial reports presented to Parliament.
This delayed and increased the costs of preparing and auditing these financial reports. To address this issue financial reports should be prepared periodically throughout the year (i.e. at 31 December and 31 March) using full accrual accounting.

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Financial Analysis
INTRODUCTION
This section analyses key financial data in the General Government and Total State Sector Accounts to inform Parliament and the community of trends in the State’s financial position and its performance.
REQUIREMENTS OF AASB 1049
This year, the Treasury has prepared the General Government and Total State Sector Accounts in accordance with the AASB 1049. The standard is the AASB’s response to the following strategic directive of the Financial Reporting Council (FRC):
‘The AASB should pursue as an urgent priority the harmonisation of GFS and GAAP reporting. The objective should be to achieve an Australian Accounting Standard for a single set of Government Reports which are auditable, comparable between jurisdictions, and in which the outcome statements are directly comparable with the relevant budget statements.’
General principles of AASB 1049 include:
▪	consolidated sector financial reports are prepared in accordance with recognition, measurement and disclosure requirements of accounting standards

▪	where options exist in accounting standards, the option that is consistent with Government Finance Statistics (GFS) must be chosen

▪	where there is any conflict between Generally Accepted Accounting Principles (GAAP) and GFS, GAAP prevails. This creates a convergence difference which must be reconciled in the key fiscal aggregate reconciliations

▪	amended presentation requirements exist including a harmonised operating statement. The statement dissects revenues and expenses into transactions and other economic flows, as defined by the Australian Bureau of Statistics GFS Manual.
Significant changes resulting from AASB 1049
▪	Total State Sector Borrowings

Marketable borrowings in the Total State Sector Accounts are now stated at fair value instead of amortised cost to harmonise with Government Financial Statistics (GFS). This decreased the carrying value of total state borrowings by $947 million as at 1 July 2007.

▪	Recognition by the General Government Sector of equity investments in the PTE and PFE sectors

AASB 1049 requires the General Government Sector to recognise an equity investment in the PTE and PFE Sectors. This has increased the value of the General Government Sector’s net assets by $67.3 billion at 1 July 2007.

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Financial Analysis
FINANCIAL INFORMATION — OPERATING STATEMENTS
Abridged Operating Statements

	General Government		Total State Sector
	2009	2008	2009	2008
Year ended 30 June	$m	$m	$m	$m
REVENUES
State taxation	17,855	18,547	16,940	17,792
Grants and Subsidies	22,309	20,101	22,245	20,028
Sales of goods and services	4,048	3,617	17,621	16,130
Interest	415	455	1,144	1,130
Dividends & Income Tax Equivalents	1,828	2,062	—	—
Other Dividends & Distributions	196	292	196	292
Fines, Regulatory, Fees & Other	3,012	2,344	3,712	3,103

TOTAL REVENUE	49,663	47,418	61,858	58,475

EXPENSES
Employee costs	24,740	22,870	28,763	26,616
Depreciation & amortisation	2,614	2,466	5,270	4,718
Interest	1,505	1,299	3,186	2,846
Grants and Subsidies	10,731	9,738	6,632	6,270
Other	10,970	10,068	17,345	15,856

TOTAL EXPENSES	50,560	46,441	61,196	56,306

NET OPERATING BALANCE (BUDGET RESULT FOR THE GENERAL GOVERNMENT SECTOR)	(897)	977	662	2,169

Other Economic Flows — Included in the Operating Result
Gain/(Loss) from Liabilities	(437)	133	(471)	218
Other Net Gain/(Loss)	(699)	(1,101)	(2,046)	(627)
Share of Earning from Associates (excluding Dividends)	19	77	19	77
Dividends from Assets Sale Proceed	11	—	—	—
Deferred Income Tax from Other Sectors	(1,021)	854	—	—
Other	(136)	(204)	(144)	(210)

OPERATING RESULT	(3,160)	736	(1,980)	1,627

Other Economic Flows — Non Owner Movement in Equity
Revaluations	5,432	6,361	4,144	11,368
Actuarial Gain/(Loss) from Superannuation	(11,457)	(3,216)	(13,060)	(3,846)
Net Gain/(Loss) on Equity Investments	(1,606)	7,136	—	—
Net Gain/(Loss) on Financial Instruments	—	—	120	1,877
Other	(98)	(1)	(113)	(10)

COMPREHENSIVE RESULT — TOTAL CHANGE IN NET WORTH BEFORE TRANSACTIONS WITH OWNERS AS OWNERS	(10,889)	11,016	(10,889)	11,016

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Financial Analysis
NET OPERATING BALANCE (BUDGET RESULT FOR THE GENERAL GOVERNMENT SECTOR)
The Net Operating Balance (Budget Result for the General Government Sector) represents transactions of the State and generally reflects economic events that impact the economy.
Unless otherwise stated, the following commentary relates to the Total State Sector.
REVENUES
State Taxation
Total taxation revenue increased from $14.7 billion to $16.9 billion (15 per cent) over the last five years. Tax revenue decreased by $852 million when compared to 2007-08.
Land Tax increased by $309 million from 2007-08, primarily due to a Mini-budget policy decision to introduce a higher marginal tax rate on land holdings above $2.3 million.

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Financial Analysis
Stamp duty decreased by approximately $1.4 billion (25.5 per cent) predominantly as a result of the continued downturn in the property market in 2008-09. This is the second year stamp duty has fallen. Over the past ten years, stamp duty collected per capita has decreased compared to other taxes:

	Amount collected	Amount collected
	per capita (NSW)	per capita (NSW)
	2009	1999	Movement
Tax	$	$	%

Payroll Tax	878.22	536.52	64
Stamp Duty	587.68	614.35	(4)
Land Tax	313.90	142.24	140
Gambling Tax	184.96	221.31	(9)
The following table details tax collected between 2004 — 2009 and The Treasury’s forecasts for General Government Sector taxation collections over the next 4 years. Stamp Duty is expected to stabilise over the coming year and increase by 48.7 per cent over the forward estimates period.

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Financial Analysis
Commonwealth grants
The Government received significant new grants of $3.1 billion from the Australian Governments’ Nation Building — Economic Stimulus Plan and National Building for the Future Plan (National Partnership Payments). These grants replaced some previous Specific Purpose payments and accounted for an additional $2.1 billion of State revenue.
Commonwealth General Purpose GST grants decreased by $72.0 million from the prior year. This is the first year GST grants have decreased since GST was introduction in 2000. GST grants were $1.2 billion below budget due to lower than expected Australia wide GST collections associated with weakening economic activity. The Treasury expects GST grants between 2008-09 and 2011-12, to be $4.8 billion less than originally budgeted.
The following table compares the amount of GST received by respective States/Territories (as a percentage of the total GST distributed to States/Territories) to the population of each State/Territory:

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Financial Analysis
The Commonwealth Government collects GST and distributes it to the States using an agreed method. The Commonwealth Government Budget Paper No. 3 for 2009-10 states:
Each State’s share of the GST pool is assessed on the basis that if each State made the same effort to raise revenue from its own sources and operated at the same level of efficiency, each State should be given the capacity to provide services at the same standard. This does not necessarily result in the equalisation of government services across States, merely the equalisation of the capacity to provide the same standard of service.
Fines, Regulatory Fees and Other
Increases in Fines, Regulatory Fees and Other are largely a result of mini-budget measures to increase coal mining royalties by 1.2 per cent effective 1 January 2009. An increase in coal prices combined with a weakened Australian dollar have also contributed to the increase in 2008-09.
EXPENSES
Total State Sector Expenses by Nature
Total expenses increased from $56.3 billion in 2007-08 to $61.2 billion in 2008-09, an increase of 8.7 per cent.

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Financial Analysis
Employee Costs
Employee costs (excluding all superannuation) increased by approximately 7.5 per cent compared to the prior year.
The increase in employee costs was due to:
▪	Department of Education and Training employee expenses increasing by $340 million primarily due to a 4.4 per cent salary increase to teachers in January 2009 and a four per cent salary increase to administrative staff effective July 2008

▪	Department of Health employee expenses increasing by $531 million as a result of award increases of approximately $370 million and an increase in escalation factors applied to long service leave from 8.1 per cent in 2007-08 to 9.8 per cent in 2008-09

▪	Public Service long service leave costs increased by $117 million due to salary increases and changes in actuarial assumptions

▪	Self Insurance Corporation workers compensation claims expense increased by $220 million due to movements in workers compensation claims liability valuations.
Employee costs do not include increases in superannuation obligations resulting from changes to assumptions used to calculate these obligations (e.g. movements in discount rates and other economic assumptions). These costs were previously reported in Other Gains/(Losses) in the Operating Statement, but are now reported in Other Economic Flows — Non Owner Movements in Equity. This resulted from a change by the Treasury in the accounting policy for recognising superannuation actuarial gains and losses.

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Financial Analysis
FINANCIAL INFORMATION — BALANCE SHEETS
Abridged Balance Sheets

	General Government		Total State Sector
	2009	2008	2009	2008
Year ended 30 June	$m	$m	$m	$m

ASSETS
Financial Assets
Cash & Cash Equivalents	3,350	2,299	5,541	4,913
Receivables	5,556	5,177	7,197	5,966
Tax Equivalents Receivable	245	249	—	—
Financial Assets at Fair Value	5,272	6,074	15,763	12,642
Advance Paid	780	799	319	254
Deferred Tax Equivalents	4,576	5,539	—	—
Equity	73,696	75,990	1,050	1,625

Total Financial Assets	93,475	96,127	29,870	25,400

Non — Financial Assets
Inventories	250	166	1,298	1,124
Forestry Stock & Other Biological Assets	7	7	560	527
Assets Classified as Held for Sale	115	144	173	193
Investment Properties	274	298	1,628	1,546
Properties, Plant & Equipment	108,933	100,656	209,066	197,617
Intangibles	977	696	2,242	1,770
Other	1,023	936	1,374	1,222

Total Non — Financial Assets	111,579	102,903	216,341	203,999

TOTAL ASSETS	205,054	199,030	246,211	229,399

LIABILITIES
Deposits Held	72	98	182	217
Payables	3,345	3,105	6,224	5,706
Tax Equivalents Payable	7	36	—	—
Borrowing & Derivatives at Fair Value	21	—	47,777	36,654
Borrowings at Amortised Cost	16,582	13,874	2,179	1,848
Advanced Received	835	864	835	864
Employee Provisions	9,888	8,747	11,911	10,690
Superannuation Provision	29,423	17,626	31,003	17,761
Deferred Tax Equivalent Provision	746	638	—	—
Other provisions	5,501	4,942	6,642	5,701
Other	2,620	2,197	3,444	3,055

TOTAL LIABILITIES	69,040	52,127	110,197	82,496

NET ASSETS	136,014	146,903	136,014	146,903

NET WORTH
Accumulated Funds	19,484	33,656	56,363	70,596
Reserves	116,530	113,247	79,651	76,307

TOTAL NET WORTH	136,014	146,903	136,014	146,903

20	Auditor-General’s Report to Parliament 2009 Volume Four

Financial Analysis
Assets
Total Assets have increased from $197 billion in 2004-05 to $246 billion in 2008-09, an increase of 24.7 per cent.
Property, Plant and Equipment
Property, Plant and Equipment includes the State’s land and buildings, plant and equipment and Infrastructure systems.
These physical assets are held to provide or support service delivery. Over the last five years the State has invested $48.9 billion in physical assets (land and buildings, plant and equipment and infrastructure assets). On average this represents an investment of $9.8 billion per annum.
Total property plant and equipment increased by $11.4 billion during 2008-09, predominantly due to additions of new assets. Revaluations of existing assets included:
▪	Transgrid revalued its network assets up by $415 million

▪	Hunter Water Corporation revalued its water and sewer assets up by $316 million

▪	Sydney Water revalued its system assets down by $1.6 billion.

Auditor-General’s Report to Parliament 2009 Volume Four	21

Financial Analysis
Liabilities
Total liabilities (after eliminating inter-agency balances) have increased 33.6 per cent in the past twelve months from $82.5 billion to $110 billion. This is largely due to increased borrowings and actuarial movements in the State’s Defined Benefit Superannuation obligations.
Borrowings
Domestic and foreign borrowings increased by $11.5 billion during 2008-09. This was primarily driven by an increase in the borrowings of New South Wales Government agencies, managed by the New South Wales Treasury Corporation, to fund the infrastructure programs of those agencies, including:
▪	the Sydney desalination plant

▪	expansion of electricity generation

▪	upgrading of the electricity distribution network

▪	the Epping to Chatswood rail line

▪	the rail clearways project

▪	the Port Botany expansion.
The 2009-10 Budget Papers project $62.9 billion of capital spending over the next four years to June 2013. The Commonwealth Government’s economic stimulus and nation building programs will contribute to the funding requirements. New South Wales Treasury Corporation expects its loans to clients to increase by $26.0 billion over the following four years.

22	Auditor-General’s Report to Parliament 2009 Volume Four

Financial Analysis
Superannuation Provisions
Included in the movement in provisions, is an increase of $13.2 billion in the unfunded superannuation liability of the Total State Sector. The State has liabilities associated with the following schemes:

	Unfunded	Unfunded
	Liability	Liability
	2009	2008
Scheme	$m	$m

State Superannuation Fund	29,664	17,024
Parliamentary Contributory Superannuation Scheme	231	120
Judges’ Pension Scheme	605	553
Energy Industries Superannuation Scheme (EISS)	503	64
TOTAL	31,003	17,761
Increases in unfunded superannuation liabilities are primarily due to:
▪	a negative return of 10.4 per cent on State Superannuation Fund assets and a negative return of 17.8 per cent for EISS assets, which is significantly lower than the long term actuarially applied rate

▪	a decrease in the discount rate of approximately one per cent.

Auditor-General’s Report to Parliament 2009 Volume Four	23

The Net Operating Balance
previously referred to as The Budget Result
INTRODUCTION
The ‘Net Operating Balance’ in the Operating Statement can be compared directly to the Budget Result previously presented to Parliament. It comprises ‘transactions’ of the State excluding ‘Other Economic Flows’, which include items such as valuation gains and major asset write downs.
As mentioned earlier, the General Government and Total State Sector Accounts are now prepared in accordance with AASB 1049. This standard requires a Government to select options within accounting standards that align with GFS principles.
BUDGET RESULT — VARIANCE TO ORIGINAL BUDGET (JUNE 2008)
Financial Information

	Actual	Budget	Difference	Difference
Year ended 30 June 2009	$m	$m	$m	%

Revenue
Taxation	17,855	18,533	(678)	(3.7)
Commonwealth Grants	21,692	20,269	1,423	7.0
Other Grants and Subsidies	617	455	162	35.6
Sale of Goods and Services	4,048	3,626	422	11.6
Interest	415	553	(138)	(25.0)
Dividend and Income Tax	1,828	1,794	34	1.9
Other Dividends	196	217	(21)	(9.7)
Fines, Regulatory Fees and Other	3,012	2,466	546	22.1

Total Revenue	49,663	47,913	1,750	3.7

Expenses
Employee Related	22,080	21,113	967	4.6
Superannuation	2,660	2,514	146	5.8
Depreciation and Amortisation	2,614	2,603	11	0.4
Interest	1,505	1,440	65	4.5
Other Property	1	3	(2)	(66.7)
Other Operating	10,969	10,869	100	0.9
Current Grants and Subsidies	7,697	7,141	556	7.8
Capital Grants	3,034	1,962	1,072	54.6

Total Expenses	50,560	47,645	2,915	6.1

NET OPERATING BALANCE	(897)	268	(1,165)	(434.7)

24	Auditor-General’s Report to Parliament 2009 Volume Four

The Net Operating Balance previously referred to as The Budget Result
State revenue exceeded budget by $1.8 billion due to:
▪	Commonwealth grants increasing by $1.4 billion due to $3.1 billion of National Partnership payments offset by a $1.2 billion decrease in GST revenue in line with the general downturn in the economy and the slowing of economic growth

▪	Taxation revenue being $678 million less than the budget estimate, primarily due to a $1.1 billion shortfall in transfer duty partially offset by a $269 million increase in Land Tax receipts following changes to government policy in the mini-budget

▪	Sales of Goods and Services being $422 million greater than the budget primarily due to the higher re-insurance recoveries from the 2002-03 Canberra bushfires

▪	Fines, Regulatory Fees and Other being $546 million greater than budget primarily due to mining royalties of $359 million that were not included in the original budget.
The table below shows those agencies where actual expenses exceeded budget:

	2009 Amount	Reason
Agency	$m	$m

Department of Health	674	▪	increased employee related costs — $133 million
		▪	additional expenditure based on COAG funding — $166 million
		▪	Additional costs incurred on the Immunisation Program — $50.0 million
		▪	other operating expenses — $325 million

Ministry of Transport	472	▪	$280 million repayment of RailCorp debt
		▪	Western Metro Line feasibility study — $91.0 million
		▪	additional car park development expenses — $50.0 million

Crown Finance Entity	386	▪	additional first home owner grants — $413 million
		▪	long service leave and superannuation expenses increased by $244 million

Department of Housing —	333	▪	increase of $220 million relating to State Social Housing
Land and Housing Corporation		▪	spending of Commonwealth National Partnership Payments — $150 million

Roads and Traffic Authority	272	▪	expenditure includes $148 million of agency overspend
		▪	$66.0 million for the transfer of roads and bridges to Local Councils
		▪	revised accounting treatment of the Sydney Harbour Tunnel resulting in $58.0 million additional expenditure

Department of Education and Training	178	▪	additional salary costs and increases in employee entitlements — $144 million
		▪	increase in depreciation expenses — $26.0 million

Department of Corrective Services	71	▪	increased employee costs due to significant overtime cost overruns and delays in implementing the Way Forward reform — $45.0 million
		▪	other operating expenses — $32.0 million
I recommend that the reasons for significant and consistent budget overruns be resolved with the respective agencies to avoid the overruns occurring in the future.

Auditor-General’s Report to Parliament 2009 Volume Four	25

The Net Operating Balance previously referred to as The Budget Result
I note that significant and consistent overruns in of budgeted expenditure have occurred for the following agencies:

	2009	2008
	Excess over	Excess over
	budget	budget
Agency	$m	$m

Department of Health	674	611
Crown Finance Entity	386	252
Roads and Traffic Authority	272	269
Department of Education and Training	178	176
NSW Police	120	133
BUDGET RESULT — VARIANCE TO REVISED BUDGET
Changes to the Budget during 2008-09
The Treasury revised the budget result for 2008-09 in the mini-budget (November 2008), in its half-year reporting (December 2008) and again when the 2009-10 budget was tabled in Parliament (June 2009 ‘revised budget’). The table below demonstrates how significantly the State’s budget changed after each revision in 2008-09.

26	Auditor-General’s Report to Parliament 2009 Volume Four

The Net Operating Balance previously referred to as The Budget Result
Changes to the revised and actual revenues and expenses are analysed below:
The $845 million increase in revenue from the revised budget includes:
▪	a $90.0 million increase in Transfer duty

▪	a $49.0 million increase in Rural Fire Service revenues

▪	the Commonwealth’s Budget Balancing Assistance of $118 million

▪	a $131 million increase in reinsurance recoveries from the Self Insurance Corporation relating to the 2003-03 Canberra Bushfires

▪	a $273 million increase in dividends and income tax equivalents from agencies in the PTE and PFE Sectors.
MINI-BUDGET MEASURES
The November 2008 mini-budget detailed a range of policy decisions (measures) made by the Government in response to:
▪	legislation not being passed regarding proposed electricity reform

▪	a significant deterioration in the economic outlook

▪	a downward revision to the State’s credit rating outlook (August 2008).
The measures were expected to reduce expenses by $3.3 billion and increase revenues by $3.0 billion over the four years to 2011-12.

Auditor-General’s Report to Parliament 2009 Volume Four	27

The Net Operating Balance previously referred to as The Budget Result
Policy measures included:

Anticipated Saving
Mini-Budget Measure	2008-09	Actual Outcome

TOTAL STATE SECTOR

Reduce the size of the Chief Executive Service/Senior Executive Service (SES) by 20 per cent	$17.1 million	The Department of Premier and Cabinet released a progress report indicating SES numbers decreased by 20 per cent (171 positions) by 30 June 2009.

During 2009-10, SES numbers are expected to temporarily increase by up to 10 positions.
EDUCATION

Remove the back to school allowance	$57.0 million	The back to school allowance was removed in 2008-09.

TRANSPORT

Introduce an annual co-payment of $45 for primary students and $90 for secondary students	$33.0 million	The Government reversed this decision in December 2008.

Anticipated Revenue
Mini-Budget Measure	2008-09	Actual Outcome

STATE REVENUE

Land Tax — apply a marginal rate of two per cent for taxable land holdings above $2.25 million	$170 million	Land Tax revenue was $269 million greater than the original budget.

Deferred Abolition of some Stamp Duties until 1 July 2012	$36.0 million	Marketable Securities duty revenue was $22.8 million greater than the original budget.

Mining Royalties — Increases to Coal Royalty Rates	$152 million	Mining Royalties were $430 million greater than the original budget.
In most cases, the measures have provided savings or increased revenues.
The Government also announced in the mini-budget its intention to sell:
▪	Australian Technology Park

▪	Darling Harbour car parks and ground leases

▪	office accommodation in the central business district.

28	Auditor-General’s Report to Parliament 2009 Volume Four

The Net Operating Balance previously referred to as The Budget Result
It was considering a number of business asset transactions including:
▪	Energy Reform Strategy

▪	New South Wales Lotteries

▪	WSN Environmental Solutions

▪	Superannuation Administration Corporation (Pillar)

▪	Roads and Traffic Authority’s non standard number plate business.
In the 2009-10 Budget Papers, the Treasury provided an update on the status of the business asset transactions:

Transaction	Status at June 2009

Energy Reform Strategy	The Premier announced a new reform package on 1 November 2008, which aims to enable private investment in new baseload generation capacity in New South Wales. The measures will see the Government withdraw from electricity retailing and transfer power station development sites and the right to trade the output of publicly owned generators to the private sector.

Under the Energy Reform Strategy, the private sector will assume the task and the associated risk and reward of trading wholesale electricity for the generators.

The New South Wales Government will continue to own and operate its power stations as well as the transmission and distribution lines, which represent the vast majority of electricity assets in New South Wales.

New South Wales Lotteries	In April 2009, the Government announced its decision to offer to the market a long term exclusive license for the distribution of New South Wales Lotteries products.

The Government will continue to collect duties on the sale of Lottery products of approximately $300 million per year.

The offer terms are yet to be finalised, but the Government intends to:

▪ retain full ownership or rights to the key brands and intellectual property utilised by New South Wales Lotteries

▪ issue an exclusive, long term license of approximately 30 years or more, providing for the distribution of key lottery products in New South Wales and use of the key brands and intellectual property.

Superannuation Administration Corporation (Pillar)	The investigation into Pillar revealed that the value of the transaction would be enhanced through a number of key strategic initiatives including efficiency improvements and growth opportunities.

The transaction will remain under consideration by the New South Wales Government while management is implementing these business improvements.

WSN Environmental Solutions	The investigation into the sale of WSN Environmental Solutions is ongoing.
Source: The Treasury Budget Paper 2 — Budget Statement 2009-10 pg 8-4

Auditor-General’s Report to Parliament 2009 Volume Four	29

The Net Operating Balance previously referred to as The Budget Result
Mini Budget changes to Major Capital Projects
The North West Metro transportation project ($12.0 billion) was deferred indefinitely. Stage 2 of the Richmond Line from Schofields to Vineyard was deferred and the Carlingford Passing Loop and Sydenham to Erskineville 6 Track project were cancelled (saving around $550 million over the four years to 2011-12).
CHANGES TO THE 2007-08 BUDGET RESULT
Changes to prior year’s Budget Result
The Treasury has increased the reported prior year Net Operating Balance (budget surplus) by $903 million to $1.3 billion. The change resulted primarily from the reclassification of investment income.
The table below details the impact of these adjustments on last year’s result.

Year ended 30 June 2008	Results after	Results before	Impact of
	adjustments	adjustments	adjustments
	$m	$m	$m

Total Revenue	47,730	46,810	920
Total Expenses	46,441	46,424	17

BUDGET RESULT	1,289	386	903

30	Auditor-General’s Report to Parliament 2009 Volume Four

Compliance with Fiscal Responsibility Act 2005
INTRODUCTION
The Fiscal Responsibility Act 2005 (the FR Act) sets out principles for the financial management of the State. The purpose of the FR Act is to provide the framework for the conduct of New South Wales fiscal policy, with a view to maintaining financial results that are fiscally sustainable in the medium and long term. The Treasury has provided commentary on its compliance with these principles in the 2008-09 and 2009-10 Budget Papers.
The FR Act requires Government to manage financial risks and financial shocks in future periods without having to introduce significant and economically or socially destabilising expenditure or revenue adjustments in those future periods. What is considered consistent with fiscal sustainability will vary depending on:
▪	the strength and outlook for the economy

▪	the structure of expenditure and revenue of the budget

▪	the outlook for the State’s credit rating

▪	demographic and social trends that will affect the budget, and

▪	the nature of financial risks faced by the Government at any given time.
The FR Act requires the Government to pursue its policy objectives in accordance with the fiscal targets detailed below.
My analysis indicates the Government may not meet the measures included in the Act largely because they are significantly affected by variables outside its control. For example, the value of superannuation liabilities is affected by movements in rates used to discount liabilities to present value, over which the Government has no control. This makes it difficult to attribute accountability when targets are not met, which reduces the overall effectiveness of the Act.
The Government should review the measures and related variables to identify and differentiate between controllable and non-controllable events that will allow a reasonable analysis and assessment of the policy decisions of Government.
I recommend the Government seek amendments to the Fiscal Responsibility Act 2005 to provide targets and priorities within the control of Government.

Auditor-General’s Report to Parliament 2009 Volume Four	31

Compliance with Fiscal Responsibility Act 2005
LONG TERM MEASURES
General Government Sector Net Financial Liabilities
To reduce the level of General Government Sector net financial liabilities as a proportion of gross state product (GSP) to 7.5 per cent or less by 30 June 2010, and in the long term, to six per cent or less by 30 June 2015.
General Government Sector net financial liabilities include all liabilities of the General Government Sector less all financial assets (except for the Government’s equity in the public financing and public enterprise sectors).
General Government Sector net financial liabilities were $48.2 billion as at June 2009, equivalent to approximately 12.8 per cent of GSP. This compares with 8.4 per cent of GSP as at June 2008.
In 2008, the Treasury estimated General Government Sector net financial liabilities would be 8.5 per cent of GSP at 30 June 2010, falling to 8 per cent by 2012. The Treasury now believe that net financial liabilities will be 12.6 per cent of GSP at 2013.
This target is unlikely to be met due to the impact of both discount rates used to value the State’s unfunded superannuation obligations and movements in the value of superannuation assets on Net Financial Liabilities.
General Government Sector Net Debt
To maintain underlying General Government Sector net debt as a proportion of GSP at or below its level as at 30 June 2005 (0.8 per cent of GSP), unless an increase is required in net debt to reduce one or more components of General Government Sector net financial liabilities.

32	Auditor-General’s Report to Parliament 2009 Volume Four

Compliance with Fiscal Responsibility Act 2005
General Government Sector net debt is the sum of all deposits held by, advances received by and borrowings made by the General Government Sector less the sum of cash and deposits held by, advances paid and investments, loans and placements made by the General Government Sector. It excludes financial assets that are allocated to fund other liabilities through legislation or contract.
At June 2009, the General Government Sector underlying net debt was 2.2 per cent ($8.1 billion) of GSP compared to 1.6 per cent ($5.7 billion) of GSP as at June 2008.
The Treasury has indicated that due to the increased capital program, General Government Sector net debt is estimated to be 3.6 per cent of GSP at 30 June 2013.
The Treasury believe Net Debt and Net Financial Liabilities will improve over the medium term on receipt of the proceeds from business asset sales which will be used to repay borrowings.
Total State Unfunded Superannuation
To eliminate Total State Sector unfunded superannuation liabilities by 30 June 2030.

Auditor-General’s Report to Parliament 2009 Volume Four	33

Compliance with Fiscal Responsibility Act 2005
Total State Sector unfunded superannuation liabilities were $31.0 billion at June 2009, an increase of $13.2 billion from June 2008. This resulted from lower than expected investment returns and changes to variables used in the actuarial assessment of the liability.
AASB 119 Employee Benefits requires the State to use a long term government bond rate to discount superannuation obligations to present value. Movements in this discount rate added approximately $6.9 billion to the unfunded superannuation liability during 2008-09.
At the time the 2008-09 Budget was presented to Parliament, The Treasury believed the fiscal target would be met in the future:
Employer Contributions are being assessed periodically to ensure full funding by 30 June 2030. Long term funding plans recognise that gross liabilities will continue to increase, peaking in 2013, and then decline subsequently and be fully funded by 30 June 2030.

34	Auditor-General’s Report to Parliament 2009 Volume Four

Governance Arrangements
During 2008-09, the Charter of the Treasury Audit and Risk Committee was revised to remove the Committee’s responsibilities in relation to the Total State Sector Accounts. The Treasury Executive determined that governance responsibility for the Total State Sector Accounts should be assumed by management.
The Australian National Audit Office Better Practice Guide for Public Sector Audit Committees suggests: ‘an Audit Committee is generally responsible for providing independent oversight of an entity’s risk management and internal control framework, and its external accountability and other legislative compliance responsibilities.
The effectiveness of an Audit Committee is influenced, to a large extent, by the degree with which the committee can operate independently of line management, and the objectivity it brings to its deliberations.’
I recommend the Treasurer establish an Audit and Risk Committee for the General Government and Total State Sector Accounts as a matter of urgency.
BACKGROUND
Earlier this year I commented on the existence of key Corporate Governance components in large New South Wales government agencies and universities.
I conducted a survey based on the ASX ‘Corporate Governance Principles and Recommendations’, the Audit Office of New South Wales On Board’ and the Australian National Audit Office ‘Public Sector Governance – Better Practice Guide’ and found most agencies surveyed had many of the 17 key governance components.
I noted in the report an intention to look more closely at the design and operation of some of the key governance components in large agencies.
The Treasury recently released a policy paper ‘Internal Audit and Risk Management Policy for the New South Wales Public Sector’ that approved: ‘an integrated suite of corporate governance practices to strengthen the ‘whole of government’ policy and regulatory arrangements for internal audit and risk management’. I welcome the initiative in the policy paper which is designed to improve governance arrangements across the public sector.
The Policy includes core requirements to establish and maintain an Audit and Risk Committee and the requirement to appoint an independent chair and a majority of independent members.
I believe Treasury should use this guide when considering the appropriateness of an Audit Committee for the Total State Sector Accounts.
FRAUD IN THE PUBLIC SECTOR
Management and those charged with governance are responsible for maintaining effective controls over the prevention, detection and investigation of fraud.
My obligations when conducting a financial report audit are in general terms restricted to:
▪	identifying and testing fraud risks that may cause material misstatements in financial reports

▪	advising management and those charged with governance of frauds, regardless of materiality.

Auditor-General’s Report to Parliament 2009 Volume Four	35

Governance Arrangements
Fraud Control Survey
In July 2009, I commenced a survey of fraud arrangements in key New South Wales Government agencies. This follows on from my 2008 survey of governance, published in Volume Two of the Auditor-General’s 2009 Report to Parliament. I conducted this survey because fraud increases during an economic downturn.
I intend to publish the fraud survey results in early 2010.
The survey is based on the Audit Office of New South Wales March 2006 Fraud Control Improvement Kit. A kit that helps agencies develop an effective way to review and monitor their fraud control strategies.

36	Auditor-General’s Report to Parliament 2009 Volume Four

Reporting of the State’s Performance
INTRODUCTION
Previous Reports to Parliament have recommended the Government provide better non-financial information to the public to complement the Treasurer’s Report on State Finances and the Budget Papers.
In August 2006, the Government announced its intention to measure and report public sector performance at the State level. The ‘State Plan’ provided 34 specific priorities to help the Government achieve its goals over the next ten years.
2007-08 VERIFICATION OF THE STATE PLAN
In Volume Two 2009, I reported the State Plan had not been released by the Government. I recommended the State Plan Annual Report be finalised, approved by Cabinet and tabled in Parliament by the end of November each year. The 2008 report was subsequently released on 12 May 2009.
Independent Verification of Performance Information
The State Plan requires the Auditor-General to verify the accuracy of performance data. I performed the following procedures on the 2007-08 plan:
▪	verified the accuracy of the data to supporting documentation provided by agencies

▪	verified the accuracy of the data to publications by the Australian Bureau of Statistics (ABS); Bureau of Crime Statistics and Research (BOCSAR); or by federal agencies, where applicable.
My procedures did not include:
▪	evaluating the appropriateness of the performance measures used

▪	verifying the completeness or reliability of the performance data

▪	verifying the accuracy of charts, graphical representations, narrative information, or

▪	comparative data other than that highlighted as having been verified by me in the State Plan Annual Report for 2008.
Findings
I reported the results of my work in the ‘Report of Factual Findings’, contained in the State Plan Annual Report for 2008. My findings included:
▪	for each performance measure highlighted in the State Plan Annual Report for the year ended 30 June 2008 as having been verified for accuracy by the Auditor-General, I found no errors or exceptions when I compared them to the supporting documentation provided by the agencies, and

▪	for each performance measure highlighted in the State Plan Annual Report for the year ended 30 June 2008 as having been verified for accuracy by the Auditor-General, I found no errors or exceptions when I compared them to publications by either the Australian Bureau of Statistics (ABS); Bureau of Crime Statistics and Research (BOCSAR); or applicable federal agencies.

Auditor-General’s Report to Parliament 2009 Volume Four	37

Reporting of the State’s Performance
Opportunities for Improvement
We identified opportunities for improvement in the reporting of State Plan performance data and have reported them to management. These include:
▪	instances where performance data could be more current. In some instances, for example, the latest available data for some agencies were as at December 2003 and December 2004.
▪	a recommendation that the State Plan Annual Report be issued at an earlier date, to coincide with the issue of the Total State Sector Accounts in November.
PARLIAMENTARY ACCOUNTS COMMITTEE REVIEW
I recommend the Government formally respond to the Public Accounts Committee’s recommendations.
In November 2008, the Public Accounts Committee tabled a report on the State Plan Reporting listing 15 recommendations. The Government advised me that a response to the Public Accounts Committee would be submitted by the end of May 2009.
The Government is still in the process of finalising its response to the recommendations.
2008-09 REVIEW OF THE STATE PLAN
I recommend the annual planning process for the NSW State Plan Annual Report establishes milestones and key contribution dates for data to be received from stake holders to allow achievement of a November tabling date.
The NSW State Plan – Revision and Annual Report for 2009 is being prepared. I understand my Office is to be engaged by the Premier to review the performance information relating to the Strengthening Business and Supporting Jobs Chapters of the plan only. This is a significant reduction when compared to the scope of work I performed last year. I understand that performance information for the remaining chapters will be reviewed by others with expertise in those areas.
I understand the performance information I will be requested to review will include the following performance targets and data:
▪	maintain our average annual growth in capital expenditure of 4.6 per cent nominal to 2015-16

▪	double the level of new business investment, from around $40.0 billion per annum in 2006 to around $80.0 billion per annum in 2016

▪	increase tourism in New South Wales by 25.5 million visitor nights and expenditure to $19.2 billion by 2015-16

▪	support job creation during the downturn

▪	reduce red tape by $500 million by 2011

▪	maintain a AAA credit rating

▪	achieve average electricity reliability for New South Wales of 99.98 per cent by 2016.

38	Auditor-General’s Report to Parliament 2009 Volume Four

Reporting of the State’s Performance
As the Government has not yet engaged my office to review the performance information included in the State Plan Annual Report, I may not be in a position to conduct and complete this work by the end of November as I recommended in my last report on this matter.
For more information on the Plan, refer to www.nsw.gov.au/stateplan.

Auditor-General’s Report to Parliament 2009 Volume Four	39

Agency Amalgamations
I recommend that in future the Government complete detailed assessments of the impact of planned public sector reforms (such as agency amalgamations/restructures) and fully inform relevant agencies and stakeholders prior to announcing and implementing the reforms.
On 11 June 2009, the Premier announced a comprehensive reform of the public sector amalgamating 160 government agencies and offices into 13 super departments. “These changes are designed to ensure a greater focus on our clients, better integration of public services and to cut internal Government red tape.”
This announcement preceded the 2009-10 budget. The budget speech refers to the amalgamation, but the remaining budget papers do not elaborate on cost savings to be achieved over this or future periods. The amalgamation announcement does not appear to have been coordinated with the budget.
I understand, at the time of the announcement, little information was made available on the practical aspects of implementing this proposal.
There is still some uncertainty across parts of the Public Sector about the practical impact of the changes. However, I have been advised legislation is being drafted to address the issues that have emerged since the announcement.

40	Auditor-General’s Report to Parliament 2009 Volume Four

Appendix A: Legal Opinions Provided by the Attorney
General or Crown Solicitor
I have included all recent legal opinions obtained from the Attorney General or Crown Solicitor under section 33 of the Public Finance and Audit Act 1983.
The Auditor-General is required by section 52(2) of the Public Finance and Audit Act 1983 to publish any requests for a legal opinion submitted to the Attorney General or the Crown Solicitor under section 33 of the Act. He is also required to publish their responses.
The legal opinions related to:
(a) Cianfrano R — Freedom of Information Request — Flemington Markets — Reports to Parliament

Auditor-General’s Report to Parliament 2009 Volume Four	41

Appendix A: Legal Opinions Provided by the Attorney General or Crown Solicitor
(a)	Cianfrano R — Freedom of Information Request — Flemington Markets — Reports to Parliament
Mr Ian V Knight
The Crown Solicitor
The Crown Solicitor’s Office
Level 5
60-70 Elizabeth street
SYDNEY NSW 2000
14 September 2007
Dear Ian
FREEDOM OF INFORMATION REQUEST
MR ROBERT CIANFRANO
As discussed in our telephone conversation today, I would appreciate your advice regarding the attached Freedom of Information (FOI) request from Mr Robert Cianfrano, received by fax on 12 September 2007.
The request is in relation to matters regarding the Flemington Markets, which were reported on in the Auditor-General’s Report to Parliament Volume One and Seven of 2001 and Volume Six of 2002.
The information sought forms part of our working papers and as such, in my view, falls within the provision of section 38 of the Public Finance and Audit Act 1983 (PF&A Act). I have attached a list of the documents concerned.
As you are aware, the Office is listed in Schedule 2 of the FOI Act as an exempt body under section 9 of the Act regarding investigative, audit and report functions.
I seek your advice as to whether the Office:
1.	can rely on section 38 of the PF&A Act to deny access to these documents, and if not

2.	rely on the Office being scheduled under section 9 of the FOI Act.
If neither of the above options are available to the Office, then in accessing each document, are we required to consider the views of the originator of the document?
Yours sincerely
A T Whitfield
Deputy Auditor-General
Documents Forming Part of the Audit Office Work papers regarding Crown Property Portfolio for year ended 30 June 2000
1.	Variation of Lease — Sydney Markets Sale

2.	Facsimile from DPWS re sale of Sydney Markets

3.	Valuation by AVO of Sydney Markets

4.	Letter of offer for the purchase of Sydney Markets site

5.	Letter from OSR re disposal of Flemington Markets site

6.	Excerpt — Bennett’s valuation re Sydney Markets

7.	Contract for sale of land — Flemington Markets

8.	Notes from DPWS meeting of Flemington Markets Taskforce — 26.10.1999, 29.11.1999, 24.7.2000

9.	Letter from Crown Solicitor to Premier’s re Sydney Markets Limited dated 3.10.2000

10.	Letter from Premier’s to Sydney Markets Limited dated 5.10.2000x

42	Auditor-General’s Report to Parliament 2009 Volume Four

Appendix A: Legal Opinions Provided by the Attorney General or Crown Solicitor

Crown Solicitor’s Office NEW SOUTH WALES
Advice
Cianfrano R — FOI Request — Flemington Markets — Reports to Parliament
1.	Summary of advice
1.1.	Please note this is a summary of the central issues and conclusions in my advice. Other relevant or significant matters may be contained in the advice, which should be read in full.

1.2.	The Office of the Auditor-General is, in relation to its report function, exempt from the operation of the Freedom of Information Act 1989 (“FOI Act”) by virtue of s. 9 and Schedule 2 of the FOI Act. As you instruct that the documents sought by Mr Cianfrano relate to the Office’s report function (being documents “in relation to” three Auditor-General Reports to Parliament), the Office need only respond by advising that it is outside the operation of the Act by reason of those facts — it cannot make a determination under s. 24 of the FOI Act.

1.3.	In my view, cl.12 of Schedule 1 would be available as an exemption in the circumstances here, based on recent Court of Appeal and Administrative Decision Tribunal Appeal Panel authorities. It would, however, require the making of a determination under s. 24 and compliance otherwise with the FOI Act.

1.4.	It is unnecessary to consider whether the Office needs to consult with any persons in relation to the application.
2.	Advice sought
2.1.	You seek my advice as to:
1.	Whether the Office can rely on s. 38 of the Public Finance and Audit Act 1983 (“PF&A Act”); and, if not

2.	Whether the Office can rely on being scheduled under s. 9 of the FOI Act:

3.	Whether, if neither option above is available, you are required to consider the views of the originators of the documents.
3.	Background
3.1.	Mr Cianfrano has sought access to the following five categories of documents:
1.	“All documents and or other material relied upon by the Auditor General’s office and or personnel and or agents etc, going to the supporting and instructing documents going to the Ministerial Holding Corporation etc and or any other government instrumentalities etc. This is in relation to Auditor General’s Report to Parliament 2001 Volume One page 189 Crown Property Portfolio.”

2.	“All documents and or any other material relied upon by the Auditor General’s office and or personnel and or agents etc, going to the Auditor General’s Report to Parliament 2001 Volume Seven page 665. The documents sought are the supporting documents relied upon and provided. This would encompass documents going to the Ministerial Holding Corporation and any other government organization etc. The documents in question are in relation to Auditor General’s Report presented to Parliament 2001 Volume Seven page 665.”

3.	“All documents and or other material relied upon by the Auditor General’s office and or personnel and or agents etc, going to the Auditor General’s Report to Parliament 2002, Volume Six 521 Crown Property Portfolio.”

4.	“The FOI Requests documents and or any other material relied upon by the Auditor General’s office and or personnel and or agents etc, going to the supporting documents such as any Orders and or statutory instruments as to the overriding specified legislative provisions of the Sydney Market Authority Dissolution Act 1907.”

5.	“All documents and or other material relied upon by the Auditor General’s office and or personnel and or agents etc, going to the supporting documents going to the supporting documents such as any Orders and or statutory instruments.”
3.2.	After noting that he is ''fully conversant” with Schedule 2 of the FOI Act, Mr Cianfrano states:
“The applicant is not seeking any investigative, or audit and report functions of the office of Auditor-General, as the documents requested are merely archival and of significant historical importance relating to statutory instruments used to overriding specified legislative provisions of the Sydney Market Authority Dissolutions Act 1997.”
3.3.	You have provided me with a list of documents coming within the scope of the application and instruct that they form part of the Office’s Working papers and, as such, fall within s. 38 of the PF&A Act.

3.4.	You also instruct that you do not hold any documents falling within the last two categories of documents 4 and 5 referred to above. Notice should be given under s.28 (I) (b) of the FOI Act of this fact.

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Appendix A: Legal Opinions Provided by the Attorney General or Crown Solicitor
4.	Relevant legislation

Freedom of Information Act 1989 (“FOI Act”):
4.1.	Section 9, cI. 12 of Sch. 1 and Sch. 2 relevantly provide:
9	Certain bodies etc exempt from operation of Act
Any body or office specified or described in Schedule 2 is, in relation to such of the functions of the body or office as are so specified or described, exempt from the operation of this Act ...
12	Documents the subject of secrecy provisions
(1)	A document is an exempt document if it contains matter the disclosure of which would constitute an offence against an Act, whether or not the provision that creates the offence is subject to specified qualifications or exceptions.

(2)	A document is not an exempt document by virtue of this clause unless disclosure of the matter contained in the document, to the person by or on whose behalf an application for access to the document is being made, would constitute such an offence ...
Schedule 2  Exempt bodies and offices
(Section 9)
The office of Auditor-General-investigative, audit and report functions.”
Public Finance and Audit Act 1983 (“PF&A Act”)
4.2.	Sections 38 and 62 provide:
38 Secrecy
(1)	The Auditor-General, an auditor and an authorised person shall preserve and aid in preserving secrecy with respect to all matters and things that come to the knowledge of the Auditor-General, auditor or authorised person in the exercise of the functions of the Auditor-General, auditor or authorised person under this Act and the prescribed requirements and shall not communicate to any person any such matter or thing.

(2)	Nothing in subsection (1) applies to or in respect of:
(a)	the conduct of any matter necessary for the proper administration of this Act or the prescribed requirements, or

(b)	proceedings for an offence relating to public money, other money, public property or other property or for the recovery of public money, other money, public property or other property, or

(c)	disciplinary proceedings brought against an officer of an authority, or

(d)	a report or communication authorised or required to be made by or under this Act or the prescribed requirements, or

(e)	a report or communication that the Treasurer authorises the Auditor-General to make to a person for the purposes of a due diligence or similar process relating to the sale of any government undertaking.. .
62 Offences generally
A person who contravenes or fails to comply with any provision of this Act or the prescribed requirements is guilty of an offence and liable, where a penalty is not otherwise expressly provided, to a penalty not exceeding 20 penalty units.”
5.	Advice

As to question 2
5.1.	You have instructed me that the documents sought in paragraphs 1 to 3 of the request relate to the Office’s report functions. On the face of it, that appears to be a correct characterisation. Accordingly, the effect of s. 9 and Schedule 2 of the FOI Act is that the Office is, in relation such function, “exempt from the operation of the FOI Act”.

5.2.	What is meant by being “exempt from the operation of FOI Act” was recently considered by the Supreme Court in Independent Commission Against Corruption v McGuirk [200] NSW SC 147. In those proceedings, the respondent conceded that the relevant documents fell within the Schedule 2 functions of the appellant but the Appeal Panel of the Administrative Decisions Tribunal held that s. 9 was a “general provision” and that, because ICAC was an agency, it was subject to all the provisions of the FOI Act relating to agencies including s. 24 (which required it to make a determination). The Supreme Court rejected that view because it was inconsistent with the plain words of s. 9 so that, “once the documents are categorised as s.9 documents, the FOI Act has no further application to the body or office” (para 19). It followed that the Tribunal had no jurisdiction.

5.3.	Similarly, in my view, the agency has no power to make a determination under s. 24. Accordingly, if the documents sought relate to the Office’s report function, as the documents referred to in paragraphs 1 to 3 of the request appear to, the Office cannot make a determination. Mr Cianfrano should be advised accordingly.

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Appendix A: Legal Opinions Provided by the Attorney General or Crown Solicitor
As to question 1
5.4.	Strictly, my conclusion in relation to question 2 makes it unnecessary to consider question 1. However, I shall address that question briefly.

5.5.	Clause 12 of Sch 1 is set out above under the heading Legislation. It is a difficult provision to interpret and has recently been the subject of consideration by the Appeal Panel of the Tribunal and the NSW Court of Appeal.

5.6.	In the Court of Appeal decision, General Manager, Workcover Authority of NSW v Law Society [2006] 65 NSWLR 502; [2006] NSWCA 84 (“WorkCover”), the Court considered a secrecy provision which had a “lawful excuse” exception. McColl JA said at paras 176-179:
“176 Ms Allars [counsel for WorkCover] accepted that disclosure of the disputed documents because of a requirement under the FOI Act would be a disclosure ‘with lawful excuse’ within s243(1)(f) of the Workplace injury Management and Workers Compensation Act 1998. She also accepted that such a disclosure would not, therefore, constitute an offence. She accepted that the consequence of this was that the disputed documents fell within cl 12(2)(quoted at [17]) but asserted that cl 12(1) was, prima facie, applicable and the documents were exempt.
177 The Law Society argued that WorkCover’s proposal construction would produce absurd consequences and impermissibly read down cl 12(2)
178 In my view the tension between cl 12(1) and cl 12(2) which concerned the Appeal Panel is more apparent than real. Clause 12 (1) is a general provision which establishes that a document is prima facie exempt if its disclosure would constitute an offence, whether or not the provision creating the offence is subject to defeasance by virtue of one or more qualifications or exceptions.
179 Clause 12(2) is a specific provision which provides that if disclosure of the documents would not constitute an offence because it would fall within some qualification, exception or excuse, they are not exempt.”
5.7.	WorkCover was applied by the Appeal Panel in Commissioner for Fair Trading v The Australian Wine Consumers Cooperative Society Ltd [2007] NSWADTAP 14. In that case, there was no “lawful excuse” or FOI exception in s. 431 of the Cooperatives Act, which was a “crucial difference” [para 12] from WorkCover. After referring to the judgment of McColl JA set out above and reconsidering its own decision in Law Society NSW v General Manager, WorkCover Authority of NSW (No 2) [2005] NSW ADTAP 33, the Appeal Panel disavowed some of its earlier reasoning and concluded at paragraph 38:
“38 In summary, we agree with the submissions put by counsel for the Commissioner that the proper approach to the interpretation of cl 12 is to be found in the approach employed by the Court of Appeal in the Workcover Appeal. The agency must first determine whether the ‘matter’ for which exempt status is claimed is ‘matter’ of a kind that it is an offence to disclose; and then examine whether there is any exception or qualification in the offence provision allowing for disclosure under the FOI Act. That is clearly the case where there is an express exception in the secrecy provision permitting disclosure under the FOI Act (as in the Casino Control Act, see further St Vincent Welch v Casino Control Authority [2001] NSWADT 89). The WorkCover Appeal makes it clear that a less specifically expressed exception such as ‘with lawful excuse’ may be treated as an exception or qualification providing a basis for FOI disclosure.”
5.8.	Applying that decision to s. 38 of the PF&A Act, it appears that s. 38 prohibits “communication” of “all matters and things that come to the knowledge of the Auditor General... in the exercise of the functions of the Auditor General” and s. 62 makes breach of such prohibition an offence. The next step is to consider whether there is any exception or qualification allowing for disclosure under the FOI Act. There does not appear to be such an exception or qualification. Accordingly, cl 12 is available as an exemption.

5.9.	The exemption, however, need not be availed in circumstances where s. 9 and Schedule 2 apply to exempt the Office entirely from the operation of the Act.
As to question 3
5.10.	Having regard to my conclusions above, it is unnecessary to answer this question.
6.	Conclusion
6.1.	See Summary.
Signed
John McDonnell
A/Deputy Crown Solicitor
for Crown Solicitor

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